July 1, 2023

JPMorgan Trust II

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to Trustee elections, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of each Fund’s business.

In addition, each of the Non-Money Market Funds (as identified on Schedule A) may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as a non-Money Market Funds’ adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such non-Money Market Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit each Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc. /s/ Brian S. Shlissel
By: Brian S. Shlissel
Managing Director

Accepted by: JPMorgan Trust II /s/ Timothy J. Clemens
By: Timothy J. Clemens
Treasurer

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize economic elements of interest costs, including premium and discount adjustments.

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

Non-Money Market Funds

FUND NAME	Class A	Class C	Class I	Class R2	Class R3	Class R4	Class R5	Class R6
JPMorgan Core Bond Fund[1]	0.75%		0.50%
JPMorgan Core Plus Bond Fund[1]	0.75%		0.46%
JPMorgan Government Bond Fund[1]	0.70%	1.20%	0.45%	1.05%	0.80%	0.55%		0.30%
JPMorgan High Yield Fund[1]	0.90%	1.40%	0.65%	1.25%	1.00%	0.75%	0.60%	0.50%
JPMorgan Limited Duration Bond Fund[1]	0.70%	1.20%	0.45%					0.25%
JPMorgan Mortgage-Backed Securities Fund[1]	0.65%	1.15%	0.40%					0.25%
JPMorgan Sustainable Municipal Income Fund[1]	0.70%	1.25%	0.45%					0.35%
JPMorgan Short Duration Bond Fund[1]	0.59%	1.09%	0.34%					0.28%
JPMorgan Short-Intermediate Municipal Bond Fund[1]	0.70%	1.20%	0.25%					0.20%
JPMorgan Tax Free Bond Fund[1]	0.67%	1.25%	0.45%					0.40%

Money Market Funds

FUND NAME	Capital	Institutional	Agency	Premier	Investor	Morgan	Reserve	Service	E*TRADE	Academy	Empower
JPMorgan Liquid Assets Money Market Fund[1]	0.18%	0.21%	0.26%	0.45%	0.51%	0.59%	0.70%		1.00%
JPMorgan Municipal Money Market Fund[1]		0.21%	0.26%	0.45%		0.59%		1.05%	1.00%
JPMorgan U.S. Government Money Market Fund[1]	0.18%	0.21%	0.26%	0.45%	0.51%	0.59%	0.70%	1.05%	1.00%	0.18%	0.18%
JPMorgan U.S. Treasury Plus Money Market Fund[1]	0.18%	0.21%	0.26%	0.45%	0.51%	0.59%	0.70%			0.18%	0.18%

[1]	Expense limitation is in place until at least 6/30/24.